Exhibit 99.17

ZenaTech Signs Multiple Offers to Acquire Land Surveying and Geospatial Services Companies Across the U.S., Canada and Australia, Expected to Contribute C$40 Million in Revenue During the First 12 Months Following Closing

Potential acquisitions expand global footprint of one of the world’s leading Drone as a Service businesses in a drone services market growing at over 25% per year

Vancouver, British Columbia, (July 14, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has signed new offers to acquire multiple land survey and geospatial services companies located in the US, Canada and Australia. Subject to the closing of these acquisitions, the Company expects them to collectively contribute approximately C$40 million in revenue over the 12 months following closing. This estimate is based on unaudited financial information provided by the target companies and by management estimates and has not been verified by auditors.

“These signed offers for acquisition mark a transformational milestone in building one of the world's leading Drone as a Service businesses,” said Shaun Passley, Ph.D., ZenaTech CEO. “Beyond the expected addition of C$40 million in revenue over the first 12 months following closing, these potential acquisitions significantly expand our customer relationships, geographic reach, and geospatial expertise across three key markets. They create a scalable platform for integrating our AI-powered drone autonomy solutions into established operations, with the goal of accelerating recurring revenue opportunities while strengthening our competitive position. Building on our 640% year-over-year first quarter revenue growth, we believe this strategy positions ZenaTech for sustained long-term growth as enterprises and governments increasingly adopt drone-enabled services worldwide.”

These prospective transactions advance ZenaTech’s strategy of acquiring established legacy, and low-tech businesses, including land surveying, infrastructure and renewable energy inspections, and power washing companies in the U.S. and globally, and converting their traditional or manual operations to a Drone as a Service business model. The Drone as a Service (DaaS) model is similar to Software as a Service (SaaS), however instead of delivering software through a subscription, it delivers turnkey drone-powered services and data on a recurring subscription or usage basis. Customers gain access to advanced surveying, inspection, monitoring, precision agriculture and other drone-enabled capabilities without the upfront capital investment, specialized personnel, equipment maintenance, or regulatory complexity of operating their own drone fleet.

The global drone services market is valued at approximately US$32 billion in 2025 according to Fortune Business Insights, and is projected to reach more than US$261 billion by 2034, a CAGR of over 25% which reflects the rapid adoption of drone automation across infrastructure inspection, surveying, agriculture, logistics, public safety, and defense applications

Each proposed acquisition remains subject to customary closing conditions, including the completion of due diligence and signed definitive agreements. There can be no assurance that any proposed transaction will be completed. The Company will provide additional details upon the closing of such transactions.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Aqua, IQ Sphere, IQ Nano, and counter UAS interceptor drones; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.